Exhibit 99.1

TOMBSTONE EXPLORATION ANNOUNCES APPOINTMENT TO THE BOARD OF DIRECTORS

Phoenix, AZ,--May 24, 2011--Tombstone Exploration Corp. (OTCBB:TMBXF) (OTCQB:TMBXF) announced today that Mr. Laird Cagan has been appointed to the TMBXF Board of Directors.

Mr. Cagan is Managing Director and co-founder of Cagan McAfee Capital Partners, LLC, ("CMCP"), a private investment firm and merchant bank, as well as its predecessor firm, Cagan Capital, LLC (“Cagan Capital”).  In the 1990's, Cagan Capital invested in and helped build 15 high tech companies with over $500 million of equity capital invested in those companies. Since 2000, CMCP has founded, funded and taken public 10 companies in a variety of industries including energy, alternative energy, healthcare, information technologies and environmental. CMCP portfolio companies have raised over $600 million of equity capital and over $2 billion of capital has been invested in those companies or their projects.

Mr. Cagan was the Founder/Chairman of Evolution Petroleum Corporation (“EPM”), which develops mature oil & gas fields with advanced technologies, and is a former founding director of AE BioFuels (“AEBF”) and Pacific Asia Petroleum (“PAP”).  He is also a Registered Representative of Colorado Financial Services Corporation (“CFSC”; Member FINRA/SIPC) and holds Series 7, 63 and 24 licenses.  CMCP is not affiliated with CFSC.

Mr. Cagan previously worked for two of the largest investment banks in the world, Goldman, Sachs & Co. and Drexel Burnham Lambert. In all, he was involved in over 30 transactions valued at more than $15 billion.  Mr. Cagan attended M.I.T. and received his B.S. and M.S. degrees in engineering and his MBA from Stanford University.  He is also a graduate of the UCLA Director's Training Program.

Cagan stated, “Tombstone controls the mineral resources under a large acreage in an historically prolific mining area in Southern Arizona.  Existing testing results show significant promise for a potentially large mineral resource.  It is an exciting opportunity for me to be involved at this point in the development of this project.  I see parallels with several of the companies I co-founded which developed into AMEX-listed companies.  These companies had energy resources with significant initial potential and after accessing development capital, entered into development deals with a large strategic partner to build out the resource.”

Alan Brown, President of TMBXF, stated, "We are extremely pleased to announce the appointment of Laird to our Board of Directors.  His past experience will be an asset to our company and we look forward to working with him. Laird has had considerable success helping and advising previous firms that he was associated with in raising expansion capital. This experience will be of great value to TMBXF, as we move to the next stage."

TMBXF is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corp. has the mineral rights to historical mining land in the areas around Tombstone, Arizona and is the largest landholder in the Tombstone Mining District.  Tombstone also has the mineral rights to 1,000 acres in Mineral County, Nevada known as the Eagleville property.  For more information on the Company, please visit www.tombstonemining.com

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corp.'s ability to obtain additional financing. Tombstone Exploration Corp. undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corp.'s expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corp.'s success are more fully disclosed in Tombstone Exploration Corp.’s most recent public filings with the U.S. Securities and Exchange Commission.

CONTACT:

Investor Inquiries:

Redstone Communications, LLC

317-337-1800

Tombstone Exploration Corp.

Alan M. Brown, President

480-305-4507

480-452-0286 (fax)

alanmbrown@cox.net

www.tombstonemining.com

Investor Relations:

The Eversull Group, Inc.

Jack Eversull, President

972-571-1624

214-469-2361 (fax)

jack@theeversullgroup.com